Dreyfus Premier Total Return Advantage Fund

SEMIANNUAL REPORT April 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
      With Those of Other Funds

7 Statement of Investments

13 Statement of Financial Futures

14 Statement of Assets and Liabilities

15 Statement of Operations

16 Statement of Changes in Net Assets

18 Financial Highlights

21 Notes to Financial Statements

31 Information About the Review and Approval
       of the Fund's Management Agreement

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this semiannual report for Dreyfus Premier Total Return Advantage Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



DISCUSSION OF FUND PERFORMANCE

David Kwan and Lowell Bennett, Portfolio Managers

How did Dreyfus Premier Total Return Advantage Fund perform compared to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 1.72% for Class A shares, 1.33% for Class C shares and ¬1.83% for Class I shares.[1] Please note that effective June 1, 2007, Class R shares were renamed Class I shares. In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index, produced a total return of 2.64% for the same period.[2]

During the reporting period, interest rates in the United States remained range bound, but not static, as concerns regarding inflation arising from volatile energy prices and low unemployment rates were balanced by weaker economic growth stemming from softening U.S. housing markets. In international markets, economic growth generally has been more consistent and bond yields have been higher, particularly in Europe. The fund's returns were lower than the benchmark, primarily due to relatively heavy exposure to bonds in Europe and weakness in the U.S. dollar and the yen, in which the fund held relatively overweight positions.

What is the fund's investment approach?

The fund seeks to maximize total return from capital appreciation and income. To pursue its goal, the fund normally invests in securities and other instruments that provide exposure to fixed income and currency markets.

To focus the fund's investments on the U.S. fixed income market, we employ an active core bond strategy, in which four proprietary quantitative models are run and implemented independently of one another. We overlay the active core bond strategy with a separate global bond strategy, setting the fund's exposures to the world's major bond markets according to our view of their relative valuations. Finally, we employ an active currency strategy in which we evaluate and establish exposure to various currencies based on relative valuations as determined by real interest rates and purchasing power parity.

The fund typically will invest in bonds rated investment grade or the unrated equivalent, but we may invest up to 30% of the fund's assets in securities rated below investment grade at the time of purchase. The average effective maturity of the fund's portfolio typically will range between three and 10 years.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") held the overnight federal funds rate constant at 5.25% during the reporting period, and on balance, interest rates ended the period very close to where they began. However, interest rates fluctuated significantly during the reporting period as conflicting economic signals and stock market volatility affected the U.S. bond market. The forces driving U.S. interest rates were in a "tug of war" between slowing economic growth stemming from a softening housing market and persistent inflationary pressures driven by volatile energy prices and low unemployment. The fund modestly benefited from these developments as we tactically shifted its duration posture to take advantage of interest-rate volatility.

In global markets, robust economic growth has prompted many of the world's central banks to move away from accommodative monetary policies by raising short-term interest rates. In fact, the United States and Canada represented the only major central banks that did not change their policy rates during the reporting period. The European Central Bank raised rates twice during the reporting period, as did Sweden and New Zealand, and Norway tightened three times.

These policy shifts, which were intended to forestall an acceleration of inflation, had a generally negative impact on our currency strategy. Relatively attractive short-term, inflation-adjusted interest rates in the United States led us to maintain an overweight position in the U.S. dollar, with correspondingly underweight exposure to other currency markets. As central banks outside of the United States raised interest rates, their currencies appreciated relative to the U.S. dollar, hurting the fund's performance. Rising yields in Europe, which eroded bond prices, also detracted from the fund's relative performance. However, these factors were offset, in part, by success in other currency markets, most notably the British pound and New Zealand dollar.

What is the fund's current strategy?

At the end of the reporting period, global economic growth remained robust while the U.S. economy continued to show signs of a moderate slowdown. Outside of the United States, we have found relatively attractive values in the Australian and U.K. bond markets, where interest rates rose significantly during the reporting period. In contrast, yields on Japanese bonds fell, making them less attractive.

Our active currency strategy has continued to favor the U.S. dollar and the British pound, which we believe may still hold value in this relatively high short-term, inflation-adjusted interest rate environment. We also see better prospects for the Japanese yen, which has depreciated to more attractive levels. In our core strategy, we have maintained a modestly short duration position, and we generally have emphasized shorter duration, higher-quality bonds. Of course, we are prepared to adjust our strategies as economic and market conditions change.

June 1, 2007

Foreign bonds are subject to special risks including exposure to currency fluctuations, changing political and economic conditions, and potentially less liquidity.
Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Total Return Advantage Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

	Class A	Class C	Class R
Expenses paid per $1,000†	$ 4.45	$ 8.19	$ 3.20
Ending value (after expenses)	$1,017.20	$1,013.30	$1,018.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Class A	Class C	Class R
Expenses paid per $1,000†	$ 4.46	$ 8.20	$ 3.21
Ending value (after expenses)	$1,020.38	$1,016.66	$1,021.62

† *Expenses are equal to the fund's annualized expense ratio of .89% for Class A, 1.64% for Class C and .64% for Class R, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Bonds and Notes—92.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Auto Receivables—6.7%				
Bank One Auto Securitization				
Trust, Ser. 2003-1, Cl. A4	2.43	3/22/10	46,289	46,150
Capital One Auto Finance Trust,				
Ser. 2005-C, Cl. A3	4.61	7/15/10	75,700	75,524
Carmax Auto Owner Trust,				
Ser. 2003-2, Cl. A4	3.07	10/15/10	47,729	47,564
Chase Manhattan Auto Owner Trust,				
Ser. 2003-B, Cl. A4	2.57	2/16/10	45,108	44,991
Chase Manhattan Auto Owner Trust,				
Ser. 2003-C, Cl. A4	2.94	6/15/10	59,989	59,495
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. A4	2.58	4/8/09	58,768	58,397
Harley-Davidson Motorcycle Trust,				
Ser. 2004-1, Cl. A2	2.53	11/15/11	68,530	66,737
Honda Auto Receivables Owner				
Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	140,000	139,295
Household Automotive Trust,				
Ser. 2003-2, Cl. A4	3.02	12/17/10	59,997	59,435
Nissan Auto Receivables Owner				
Trust, Ser. 2003-B, Cl. A4	2.05	3/16/09	30,648	30,594
USAA Auto Owner Trust,				
Ser. 2004-3, Cl. A4	3.53	6/15/11	100,000	98,548
WFS Financial Owner Trust,				
Ser. 2004-2, Cl. A4	3.54	11/21/11	74,248	73,495
				800,225
Asset-Backed Ctfs./Credit Cards—3.3%				
Capital One Multi-Asset Execution				
Trust, Ser. 2005-A2, Cl. A2	4.05	2/15/11	100,000	99,000
Chase Issuance Trust,				
Ser. 2005-A10, Cl. A10	4.65	12/17/12	100,000	99,255
Citibank Credit Card Issuance				
Trust, Ser. 2003-A8, Cl. A8	3.50	8/16/10	100,000	98,018
MBNA Master Credit Card Trust,				
Ser. 2000-L, Cl. A	6.50	4/15/10	100,000	100,777
				397,050
Asset-Backed Ctfs./				
Home Equity Loans—2.5%				
MASTR Asset-Backed Securities				
Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	100,000 a	99,341

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	100,000 a	98,999
Residential Asset Mortgage Products, Ser. 2003-RZ4, Cl. A7	4.79	6/25/33	95,699 a	93,109
Specialty Underwriting & Residential Finance, Ser. 2003-BC4, Cl. A3B	4.79	11/25/34	7,426	6,898
				298,347
Asset-Backed Ctfs./Student Loans−.2%				
College Loan Corporation Trust, Stripped Security, Interest Only Class, Ser. 2006-1, Cl. AIO	10.00	7/25/08	200,000 b	**23,563**
Banks−2.1%				
ABN AMRO Bank, Sr. Notes	5.41	4/18/08	50,000 a,c	50,077
Royal Bank of Canada, Notes	3.88	5/4/09	100,000	97,929
Wells Fargo, Notes	5.38	3/10/08	100,000 a	100,084
				248,090
Commercial Mortgage **Pass-Through Ctfs.−4.9%**				
GMAC Commercial Mortgage Securities, Ser. 2001-C2, Cl. A1	6.25	4/15/34	60,492	61,185
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	102,000 a	99,286
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A3	4.96	8/15/42	75,000	73,995
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. ASB	5.33	12/15/44	100,000 a	100,006
Morgan Stanley Capital I, Ser. 2006-HQ8, Cl. AJ	5.64	3/12/44	65,000 a	65,466
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	118,773	114,737
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	75,000	73,582
				588,257

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services−11.8%				
Allstate Life Global Funding Trusts, Notes, Ser. 04-1	4.50	5/29/09	200,000	198,184
Bear Stearns Cos., Sr. Unscd. Notes	5.59	1/31/11	100,000 [a]	100,142
Boeing Capital, Unscd. Notes	6.50	2/15/12	50,000	53,193
Citigroup, Notes	5.13	5/5/14	150,000	149,043
Citigroup, Notes	5.48	6/9/09	50,000 [a]	50,138
Credit Suisse USA, Sr. Notes	5.47	12/9/08	50,000 [a]	50,138
Credit Suisse USA, Notes	5.56	8/15/10	100,000 [a]	100,496
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	200,000	207,979
Household Finance, Unscd. Notes	4.13	11/16/09	100,000	97,737
JPMorgan Chase & Co., Sr. Unscd. Notes	5.53	1/17/11	100,000 [a]	100,344
Lehman Brothers Holdings, Notes	5.56	12/23/10	100,000 [a]	100,342
MBNA, Bonds	5.00	6/15/15	100,000	97,201
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	100,000	105,818
				1,410,755
Diversified Metals & Mining−.7%				
Alcoa, Notes	7.38	8/1/10	75,000	**79,965**
Electric Utilities−.9%				
SCANA, Notes	6.88	5/15/11	50,000	53,121
Wisconsin Energy, Sr. Notes	5.50	12/1/08	50,000	50,249
				103,370
Foreign/Governmental−.5%				
United Mexican States, Notes	6.63	3/3/15	50,000	**54,325**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care−1.2%				
Abbott Laboratories, Notes	5.60	5/15/11	50,000	51,037
Merck & Co., Notes	4.38	2/15/13	100,000	96,174
				147,211
Oil & Gas−1.3%				
Conoco Funding, Gtd. Notes	6.35	10/15/11	100,000	105,222
KeySpan, Sr. Unsub. Notes	7.63	11/15/10	50,000	53,885
				159,107
Property & Casualty Insurance−3.3%				
Berkshire Hathaway Finance, Gtd. Notes	4.63	10/15/13	100,000	97,079
Hartford Life Global Funding Trusts, Notes	5.20	2/15/11	150,000	150,149
Principal Life Income Funding Trusts, Notes	5.13	3/1/11	150,000	150,812
				398,040
Residential Mortgage Pass-Through Ctfs.−1.7%				
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	6.02	6/15/38	100,000 [a]	103,687
Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2006-2, Cl. A4	5.91	6/12/46	100,000 [a]	104,205
				207,892
Retail−.9%				
Wal-Mart Stores, Sr. Unscd. Notes	6.88	8/10/09	100,000	**103,935**
Technology−.8%				
International Business Machines, Unscd. Notes	4.25	9/15/09	50,000	49,220
Oracle, Unscd. Notes	5.00	1/15/11	50,000	49,900
				99,120

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications−2.2%				
BellSouth,				
Sr. Unscd. Notes	6.00	10/15/11	100,000	103,375
Cisco Systems,				
Sr. Unscd. Notes	5.25	2/22/11	100,000	100,800
Motorola,				
Unscd. Notes	7.63	11/15/10	50,000	53,549
				257,724
U.S. Government Agencies/				
Mortgage-Backed−44.1%				
Federal Home Loan Mortgage Corp.:				
4.50%, 12/1/19			858,084	832,744
5.00%, 11/1/33−7/1/35			193,734	188,740
5.50%, 12/1/18−10/1/21			725,744	727,813
6.00%, 10/1/19−9/1/34			287,943	292,373
6.50%, 8/1/12			113,042	115,832
7.00%, 1/1/36			210,968	218,931
Federal National Mortgage Association:				
4.00%, 3/1/21			94,021	88,839
5.00%, 7/1/19−11/1/34			1,334,164	1,302,045
5.50%, 8/1/19−8/1/35			784,806	782,238
6.00%, 8/1/17			157,781	160,586
Government National Mortgage Association I				
5.00%, 9/15/33−1/15/34			196,343	191,291
Federal Home Loan Mortgage Association:				
5.63%, 2/1/37			49,966 a	50,073
5.78%, 2/1/37			97,268 a	98,055
5.97%, 1/1/37			96,352 a	97,626
Federal National Mortgage Association				
5.82%, 4/1/37			99,578 a	100,275
				5,247,461
U.S. Government Securities−3.3%				
U.S. Treasury Bonds				
6.25%, 5/15/30			295,000	351,142
U.S. Treasury Notes				
4.88%, 7/31/11			40,000	40,563
				391,705
Total Bonds and Notes				
(cost $10,942,678)				**11,016,142**

Short-Term Investments−.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.95%, 6/14/07 (cost $49,698)	50,000 d	**49,713**

Other Investment−2.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $274,000)	274,000 e	**274,000**
Total Investments (cost $11,266,376)	**95.1%**	**11,339,855**
Cash and Receivables (Net)	**4.9%**	**590,309**
Net Assets	**100.0%**	**11,930,164**

a   *Variable rate security—interest rate subject to periodic change.*
b   *Notional face amount shown.*
c   *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $50,077 or .4% of net assets.*
d   *All or partially held by a broker as collateral for open financial futures positions.*
e   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	47.4	Short-Term/Money Market Investments	2.7
Corporate Bonds	25.2	Foreign/Governmental	.5
Asset/Mortgage-Backed	19.3		**95.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2007 ($)
Financial Futures Long				
Australian 10 Year Bonds	7	588,094	June 2007	(6,644)
British Long Gilt	2	428,648	June 2007	(6,466)
U.S. Treasury 2 year Notes	3	614,156	June 2007	(228)
U.S. Treasury 10 year Notes	1	108,328	June 2007	138
U.S. Treasury 30 year Bonds	9	1,005,750	June 2007	(2,746)
Financial Futures Short				
Japanese 10 Year Bond	5	(562,236)	June 2007	(755)
U.S. Treasury 5 year Notes	4	(423,313)	June 2007	(246)
				(16,947)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	10,992,376	11,065,855
Affiliated issuers	274,000	274,000
Cash		62,424
Receivable for investment securities sold		484,023
Dividends and interest receivable		84,131
Unrealized appreciation on forward currency exchange contracts–Note 4		21,496
Receivable for futures variation margin–Note 4		10,914
Prepaid expenses		25,278
		12,028,121
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,469
Unrealized depreciation on forward currency exchange contracts–Note 4		67,820
Payable for investment securities purchased		1,346
Accrued expenses		27,322
		97,957
Net Assets ($)		**11,930,164**
Composition of Net Assets ($):		
Paid-in capital		11,747,182
Accumulated undistributed investment income–net		173,111
Accumulated net realized gain (loss) on investments		(337)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($16,947) net unrealized (depreciation) on financial futures]		10,208
Net Assets ($)		**11,930,164**

Net Asset Value Per Share

	Class A	Class C	Class R
Net Assets ($)	10,189,250	1,153,299	587,615
Shares Outstanding	801,511	91,019	46,186
Net Asset Value Per Share ($)	**12.71**	**12.67**	**12.72**

See notes to financial statements.

14

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):

Income:

Interest	296,280
Dividends;	
Affiliated issuers	13,345
Total Income	**309,625**
Expenses:	
Management fee–Note 3(a)	32,288
Registration fees	37,133
Auditing fees	21,332
Shareholder servicing costs–Note 3(c)	14,278
Prospectus and shareholders' reports	4,655
Distribution fees–Note 3(b)	4,118
Custodian fees–Note 3(c)	2,595
Directors' fees and expenses–Note 3(d)	267
Legal fees	65
Loan commitment fees–Note 2	3
Miscellaneous	9,167
Total Expenses	**125,901**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(69,670)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(549)
Net Expenses	**55,682**
Investment Income–Net	**253,943**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	7,618
Net realized gain (loss) on financial futures	12,766
Net realized gain (loss) on forward currency exchange contracts	7,496
Net Realized Gain (Loss)	**27,880**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($35,403) net unrealized (depreciation) on financial futures]	(83,032)
Net Realized and Unrealized Gain (Loss) on Investments	**(55,152)**
Net Increase in Net Assets Resulting from Operations	**198,791**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Operations ($):		
Investment income–net	253,943	259,642
Net realized gain (loss) on investments	27,880	50,972
Net unrealized appreciation (depreciation) on investments	(83,032)	93,240
Net Increase (Decrease) in Net Assets Resulting from Operations	**198,791**	**403,854**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(165,599)	(135,349)
Class C shares	(14,909)	(6,088)
Class R shares	(10,131)	(8,012)
Net realized gain on investments:		
Class A shares	(68,019)	–
Class C shares	(7,649)	–
Class R shares	(3,907)	–
Total Dividends	**(270,214)**	**(149,449)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	222,762	9,647,803
Class C shares	164,802	963,446
Class R shares	–	556,000
Dividends reinvested:		
Class A shares	231,190	134,854
Class C shares	11,680	6,088
Class R shares	14,037	8,012
Cost of shares redeemed:		
Class A shares	(210,821)	(2,513)
Class C shares	(158)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**433,492**	**11,313,690**
Total Increase (Decrease) in Net Assets	**362,069**	**11,568,095**
Net Assets ($):		
Beginning of Period	11,568,095	–
End of Period	**11,930,164**	**11,568,095**
Undistributed investment income–net	173,111	109,807

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Capital Share Transactions:		
Class A		
Shares sold	17,575	771,527
Shares issued for dividends reinvested	18,334	10,881
Shares redeemed	(16,604)	(202)
Net Increase (Decrease) in Shares Outstanding	**19,305**	**782,206**
Class C		
Shares sold	12,949	76,664
Shares issued for dividends reinvested	927	492
Shares redeemed	(13)	–
Net Increase (Decrease) in Shares Outstanding	**13,863**	**77,156**
Class R		
Shares sold	–	44,426
Shares issued for dividends reinvested	1,113	647
Net Increase (Decrease) in Shares Outstanding	**1,113**	**45,073**

[a] *From March 15, 2006 (commencement of operations) to October 31, 2006.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.79	12.50
Investment Operations:		
Investment income−net[b]	.28	.32
Net realized and unrealized gain (loss) on investments	(.06)	.16
Total from Investment Operations	.22	.48
Distributions:		
Dividends from investment income−net	(.21)	(.19)
Dividends from net realized gain on investments	(.09)	−
Total Distributions	(.30)	(.19)
Net asset value, end of period	12.71	12.79
Total Return (%)[c,d]	1.72	3.86
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.07	3.32
Ratio of net expenses to average net assets[e]	.89	.88
Ratio of net investment income to average net assets[e]	4.38	3.99
Portfolio Turnover Rate[d]	56.08	104.30[f]
Net Assets, end of period ($ x 1,000)	10,189	10,006

[a] From March 15, 2006 (commencement of operations) to October 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended October 31, 2006 was 101.24%.

See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.77	12.50
Investment Operations:		
Investment income–net[b]	.23	.25
Net realized and unrealized gain (loss) on investments	(.06)	.17
Total from Investment Operations	.17	.42
Distributions:		
Dividends from investment income–net	(.18)	(.15)
Dividends from net realized gain on investments	(.09)	–
Total Distributions	(.27)	(.15)
Net asset value, end of period	12.67	12.77
Total Return (%)[c,d]	1.33	3.41
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.85	4.12
Ratio of net expenses to average net assets[e]	1.64	1.61
Ratio of net investment income to average net assets[e]	3.64	3.28
Portfolio Turnover Rate[d]	56.08	104.30[f]
Net Assets, end of period ($ x 1,000)	1,153	985

[a]   *From March 15, 2006 (commencement of operations) to October 31, 2006.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
[e]   *Annualized.*
[f]   *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended October 31, 2006 was 101.24%.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.80	12.50
Investment Operations:		
Investment income−net[b]	.29	.33
Net realized and unrealized gain (loss) on investments	(.06)	.17
Total from Investment Operations	.23	.50
Distributions:		
Dividends from investment income−net	(.22)	(.20)
Dividends from net realized gain on investments	(.09)	−
Total Distributions	(.31)	(.20)
Net asset value, end of period	12.72	12.80
Total Return (%)[c]	1.83	4.04
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.83	3.08
Ratio of net expenses to average net assets[d]	.64	.63
Ratio of net investment income to average net assets[d]	4.63	4.25
Portfolio Turnover Rate[c]	56.08	104.30[e]
Net Assets, end of period ($ x 1,000)	588	577

[a]   *From March 15, 2006 (commencement of operations) to October 31, 2006.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
[d]   *Annualized.*
[e]   *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended October 31, 2006 was 101.24%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Total Return Advantage Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering thirteen series, including the fund. The fund's investment objective seeks to maximize total return through capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class R (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2007, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 748,110, 41,352 and 41,645 of the outstanding Class A, Class C and Class R shares of the fund, respectively.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2007, the Board of Directors declared a cash dividend of $.179, $.148 and $.189 per share from undistributed investment income-net for Class A, Class C and Class R, respectively, payable on May 1, 2007 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2007.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $149,449. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken through October 31, 2007, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest expense, commitment fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The Manager had undertaken, from November 1, 2006 through April 30, 2007, that, if the fund's aggregate expenses, exclusive of certain expenses as described above, exceed an annual rate of .65% of the value of the fund's average daily assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $69,670 during the period ended April 30, 2007.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing its shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class C shares were charged $4,118 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A and Class C shares were charged $12,581 and $1,373, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $183 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2007, the fund was charged $2,595 pursuant to the custody agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $5,392, Rule 12b-1 distribution plan fees $709, shareholder services plan fees $2,331, custodian fees $1,647 chief compliance officer fees $3,407 and transfer agency per account fees $50, which are offset against an expense reimbursement currently in effect in the amount of $12,067.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts during the period ended April 30, 2007, amounted to $6,345,541 and $6,242,161, respectively.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open April 30, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 6/14/2007	170,000	329,883	339,885	10,002
Japanese Yen, expiring 6/14/2007	57,577,000	493,920	484,431	(9,489)
New Zealand Dollar, expiring 6/14/2007	205,000	140,443	151,841	11,398
Swedish Krona, expiring 6/14/2007	64,000	9,466	9,562	96
Sales:		**Proceeds ($)**		
Australian Dollar, expiring 6/14/2007	507,000	397,977	421,535	(23,558)
Canadian Dollar, expiring 6/14/2007	237,000	202,488	214,723	(12,235)
Euro, expiring 6/14/2007	274,000	363,261	374,536	(11,275)
Norwegian Krone, expiring 6/14/2007	1,524,000	247,949	256,559	(8,610)
Swiss Franc, expiring 6/14/2007	471,000	389,064	391,717	(2,653)
Total				**(46,324)**

At April 30, 2007, accumulated net unrealized appreciation on investments was $73,479, consisting of $76,051 gross unrealized appreciation and $2,572 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis

on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the second quintile of its Performance Group and its Performance Universe for the one-year period ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that Dreyfus waived the fund's management fee, and that the fund's total expense ratio was in the second quintile of the Expense Group and Expense Universe (the first quintile represents the funds with the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Total Return
Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DTRAX   Class C: DTRCX   Class I: DTRRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6066SA0407

Global Alpha Fund

SEMIANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
          With Those of Other Funds

7   Statement of Investments

39   Statement of Financial Futures

40   Statement of Assets and Liabilities

41   Statement of Operations

42   Statement of Changes in Net Assets

44   Financial Highlights

48   Notes to Financial Statements

58   Information About the Review and Approval
          of the Fund's Management Agreement

FOR MORE INFORMATION

Back Cover

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Global Alpha Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

Heightened volatility in global stock markets has suggested that investors' appetite for risk is waning. Near the end of February 2007, a sudden and sharp decline in the Shanghai stock market shook equity markets worldwide, including the United States. The Shanghai market apparently reacted to fears that China would need to take steps to reduce the developing nation's unsustainably high growth rate by raising their short-term rates. Although most international markets subsequently rebounded by the end of April, investors remained cautious with regard to risks posed by a potential interruption of the current global economic expansion.

At the same time, the U.S. dollar has continued to decline relative to many other currencies, including the euro and British pound, making investments denominated in foreign currencies more valuable for U.S. residents. A stubborn U.S. trade deficit and higher interest rates in overseas markets have resulted in a flow of global capital away from U.S. markets and toward those with higher potential returns. As always, your financial advisor can help determine the appropriate investments for you and position your investment portfolio for exposure to these markets.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Helen Potter, Portfolio Manager

How did Global Alpha Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 6.15% for Class A shares, 5.87% for Class C shares, 6.33% for Class R shares and 6.03% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index comprised of 60% Morgan Stanley Capital International World Index (half-hedged) and 40% Citigroup World Government Bond Index 1+ World Index (half-hedged), produced a total return of 7.53% for the reporting period.[2] Separately, the Morgan Stanley Capital International World Index (half-hedged) produced a total return of 11.07%, and the Citigroup World Government Bond Index 1+ World Index (half-hedged) produced a 2.32% total return for the same period.

Despite the headwind a slowing U.S. economy placed on global securities markets, international equities generally advanced amid accelerated growth rates in a number of geographic regions, vigorous mergers-and-acquisition ("M&A") activity and unexpectedly strong corporate profit growth. The fund's returns lagged its blended benchmark, primarily due to its exposure to U.S. equities and the U.S. dollar.

Effective 6/1/07, Class R shares will be renamed Class I shares.

What is the fund's investment approach?

The fund seeks total return through investments in securities and instruments that provide exposure to global stock, bond and currency markets. The strategy utilizes a proprietary, fundamentals-based quantitative model to construct and optimally integrate a diverse set of four alpha-generating signals: stock markets vs. bond markets within each country, country allocation among equity markets, country allocation among sovereign bond markets, and currency allocation. Our quantitative investment approach is designed to identify and exploit these relative misvaluations across and within major developed capital markets such as the United States, Canada, Japan, Australia and Western Europe.

What other factors influenced the fund's performance?

Accelerating economic growth across numerous geographic regions fueled gains in international equity markets. In Europe, falling unemployment rates, strong production levels, impressive corporate earnings growth and ongoing M&A activity helped support stock prices. However, U.S. equities did not keep pace as softening housing markets, lackluster consumer spending and persistent inflationary pressures limited gains for domestic stocks. While the movement of U.S. and Japanese interest rates remained a preoccupation of investors, this concern apparently did not dampen overall market sentiment.

In this environment, we believed global equities on the whole were more attractive investments than global bonds. Therefore, the fund generally maintained heavier exposure to global equities and an underweighted position in global bonds compared to its benchmark. Although global bond markets also produced positive results, the fund's emphasis on global equity markets proved advantageous to its relative performance. Europe led international equity indices higher during the reporting period, with various Scandinavian and German companies delivering notably strong returns. Swiss equities also were attractive according to our quantitative analysis, spurring the fund to invest more heavily in this market. This created a substantially positive contribution to the fund's relative performance as Swiss stocks, on average, outperformed global averages.

Nevertheless, some European countries faltered. For example, the United Kingdom's stock market produced a positive return overall, but it lagged European averages. However, the fund held an underweighted position in the United Kingdom, an investment decision that proved beneficial to its relative return.

Languishing economic growth and concerns over sub-prime mortgage delinquencies in the United States caused U.S. stocks to underperform global stock market averages, and the fund's exposure to U.S. equities detracted from its relative performance. Likewise, the fund's heavy exposure to stocks in Spain, which posted subpar returns relative to Europe overall, also proved detrimental to the fund's results.

Among currencies, the fund's relatively heavy allocation to the New Zealand dollar, which appreciated against the U.S. dollar, helped boost the fund's relative performance during the reporting period. However, our allocation strategy among the U.S., Australian and Canadian dollars produced a negative relative impact. When the investments were made early in the reporting period, our quantitative models indicated that the U.S. dollar was likely to outperform the Australian and Canadian dollars as both foreign currencies appeared to be overvalued. However, the U.S. dollar lost ground during the reporting period, allowing both the Australian and Canadian dollars to rise in comparative value.

What is the fund's current strategy?

The alpha signals generated by our quantitative models have continued to suggest an overweighted allocation to U.S. stocks and underweighted exposure to U.K. equities. In addition, our analysis has shown that U.S. and Japanese bonds remained relatively unattractive as of the reporting period's end. However, the Japanese yen, which may be undervalued, may warrant increased investment.

More generally, we have kept the fund's strategy clearly focused on the long-term investment horizon, making adjustments based not on short-term market movements, but for the long-term value of the portfolio. We have employed our four alpha signals in building what we believe to be a well-positioned investment portfolio, allocating the fund's assets among stock markets, bond markets, country-specific markets and sovereign bonds and currencies in keeping with our quantitative models' signals.

May 15, 2007

> *Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A or Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through October 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCES: Morgan Stanley Capital International and Citigroup – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East. The Citigroup World Government Bond Index includes the 22 government bond markets.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Global Alpha Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

	Class A	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.67	$ 11.49	$ 6.39	$ 8.94
Ending value (after expenses)	$1,061.50	$1,058.70	$1,063.30	$1,060.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Class A	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.23	$ 6.26	$ 8.75
Ending value (after expenses)	$1,017.36	$1,013.64	$1,018.60	$1,016.12

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Common Stocks−26.2%	Shares	Value ($)
Austria−.1%		
Andritz	82	21,286
Boehler-Uddeholm	176	17,349
Erste Bank der Oesterreichischen Sparkassen	645	51,953
IMMOEAST	850 [a]	12,064
IMMOFINANZ	873 [a]	14,249
Meinl European Land	661 [a]	19,161
OMV	687	43,879
Raiffeisen International Bank-Holding	88	12,350
Telekom Austria	1,425	40,490
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	220	11,382
Voestalpine	227	15,412
Wiener Staedtische Versicherung	168	12,645
Wienerberger	217	15,726
		287,946
Belgium−.2%		
AGFA-Gevaert	488	11,848
Bekaert	140	19,966
Belgacom	679	29,987
Colruyt	60	14,189
Delhaize Group	382	36,822
Dexia	2,157	70,739
Fortis	4,037	182,695
Groupe Bruxelles Lambert	315	38,252
InBev	660	51,702
KBC Groep	609	81,011
Mobistar	137	11,910
Solvay	235	37,360
UCB	446	26,642
Umicore	75	15,203
		628,326
Bermuda−.3%		
Accenture, Cl. A	2,670	104,397
ACE	1,520	90,379
Axis Capital Holdings	630	23,373
Everest Re Group	300	30,192
Ingersoll-Rand, Cl. A	1,400	62,510

Common Stocks (continued)	Shares	Value ($)
Bermuda (continued)		
Marvell Technology Group	2,140 [a]	34,518
Nabors Industries	1,370 [a]	44,004
PartnerRe	260	18,725
RenaissanceRe Holdings	310	16,787
Tyco International	9,200	300,196
Weatherford International	1,550 [a]	81,360
XL Capital, Cl. A	820	63,944
		870,385
Canada—.0%		
Tim Hortons	880	**27,746**
Cayman Islands—.0%		
Garmin	540	31,423
Seagate Technology	2,360	52,274
		83,697
Denmark—.1%		
AP Moller—Maersk	5 [a]	57,052
Carlsberg, Cl. B	121	13,629
Coloplast, Cl. B	131	11,373
Danisco	134	10,872
Danske Bank	1,527	71,877
DSV	63	13,062
FLSmidth and Co.	195	14,893
GN Store Nord	808 [a]	9,323
Jyske Bank	174 [a]	14,086
NKT Holding	197	17,463
Novo Nordisk, Cl. B	795	78,191
Novozymes, Cl. B	140	14,770
Sydbank	270	15,231
Topdanmark	97 [a]	19,187
TrygVesta	215	18,370
Vestas Wind Systems	823 [a]	54,114
William Demant Holding	207 [a]	20,132
		453,625
Finland—.2%		
Amer Sports, Cl. A	532	11,842
Elisa	442	12,951
Fortum	1,473	45,935

Common Stocks (continued)	Shares	Value ($)
Finland (continued)		
KCI Konecranes OYJ	541	19,654
Kesko, Cl. B	232	16,214
Kone, Cl. B	229	13,929
Metso	595	32,903
Neste Oil	363	12,990
Nokia	14,422	367,274
Nokian Renkaat	563	17,403
OKO Bank, Cl. A	1,013	19,355
Orion, Cl. B	731	17,459
Outokumpu	334	11,236
Rautaruukki	300	16,410
Sampo, Cl. A	1,595	49,979
Sanoma-WSOY	622	18,505
Stora Enso, Cl. R	2,237	41,154
Tietoenator	413	13,178
UPM-Kymmene	1,771	43,941
Uponor	460	19,179
Wartsila, Cl. B	234	15,798
YIT	458	16,451
		833,740
Greece−.1%		
Alpha Bank	1,387	42,590
Coca-Cola Hellenic Bottling	313	13,567
Cosmote Mobile Communications	414	13,074
EFG Eurobank Ergasias	970	40,641
Hellenic Petroleum	1,214	18,424
Hellenic Telecommunications Organization	1,229 [a]	35,558
National Bank of Greece	1,467	82,646
OPAP	890	33,888
Piraeus Bank	492	17,955
Public Power	445	11,733
Titan Cement	222	12,725
		322,801
Ireland−.1%		
Allied Irish Banks	3,347	101,817
Bank of Ireland	3,626	77,940
C & C Group	1,849	31,558

Common Stocks (continued)	Shares	Value ($)
Ireland (continued)		
CRH	2,042	89,568
DCC	382	12,825
Elan	980 [a]	13,682
Grafton Group (Units)	791 [a]	11,815
IAWS Group	694	17,304
Independent News & Media	3,203	15,081
Kerry Group, Cl. A	483	14,674
Kingspan Group	514	14,603
		400,867
Japan–6.3%		
77 Bank	3,000	19,757
Acom	870	31,523
Aderans	800	17,941
Advantest	1,200	53,722
Aeon	4,500	82,842
Aiful	1,150	28,773
Aisin Seiki	1,500	49,705
Ajinomoto	5,000	61,797
All Nippon Airways	8,000	31,128
Alps Electric	2,900	30,188
Amada	3,000	33,689
Aoyama Trading	600	18,426
Asahi Breweries	3,300	53,985
Asahi Glass	6,000	81,336
Asatsu-DK	600	19,179
Ashai Kasei	8,000	56,901
Astellas Pharma	3,900	171,332
Autobacs Seven	500	17,405
Bank of Kyoto	3,000	34,894
Bank of Yokohama	8,000	59,111
Benesse	800	29,923
Bridgestone	4,300	87,616
Canon	8,000	451,864
Casio Computer	2,500	50,730
Central Japan Railway	12	132,547
Chiba Bank	6,000	50,006
Chiyoda	2,000	46,274

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Chubu Electric Power	5,100	164,303
Chugai Pharmaceutical	2,300	58,893
Circle K Sunkus	1,100	18,962
Citizen Holdings	3,800	34,119
COMSYS Holdings	3,000	33,689
Credit Saison	1,500	42,927
CSK HOLDINGS	700	27,179
Dai Nippon Printing	4,000	63,964
Daicel Chemical Industries	3,000	20,384
Daido Steel	5,000	29,120
Daifuku	1,000	12,719
Daiichi Sankyo	5,400	161,767
Daikin Industries	1,600	54,358
Daimaru	3,000	35,873
Dainippon Ink and Chemicals	8,000	30,191
Daito Trust Construction	400	18,443
Daiwa House Industry	4,000	63,194
Daiwa Securities Group	9,000	101,443
Denki Kagaku Kogyo	8,000	35,145
Denso	3,400	120,915
Dentsu	18	51,362
Dowa Holdings	3,000	28,467
East Japan Railway	25	203,548
Eisai	1,700	81,084
Electric Power Development	1,100	48,416
Elpida Memory	400 [a]	17,070
FamilyMart	1,200	30,526
Fanuc	1,200	118,288
Fast Retailing	200	13,807
Fuji Electric Holdings	7,000	32,802
FUJIFILM Holdings	3,600	150,019
Fujikura	5,000	32,342
Fujitsu	13,000	82,239
Fukuoka Financial Group	6,000	45,688
Furukawa Electric	3,000	18,476
Glory	1,100	22,045
Gunma Bank	5,000	33,471

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Hankyu Hashin Holdings	9,000	51,437
Haseko	8,500 [a]	28,380
Hirose Electric	300	36,676
Hitachi	24,000	183,557
Hitachi Construction Machinery	1,200	37,856
Hokkaido Electric Power	1,200	30,526
Hokuhoku Financial Group	5,000	16,317
Honda Motor	11,400	393,975
Hoya Pentax HD Corp.	3,100	95,979
Ibiden	1,100	63,052
INPEX Holdings	6	50,709
Isetan	1,900	31,289
Ishikawajima-Harima Heavy Industries	6,000	23,597
Itochu	11,000	109,167
Jafco	600	26,108
Japan Real Estate Investment	5	67,361
Japan Retail Fund Investment	2	20,250
Japan Steel Works	4,000	47,697
Japan Tobacco	33	161,818
JFE Holdings	4,100	227,120
JGC	2,000	30,961
Joyo Bank	5,000	30,836
JS Group	2,400	54,525
JSR	800	18,041
JTEKT	1,700	31,936
Kajima	4,000	19,882
Kaneka	2,000	18,376
Kansai Electric Power	5,700	160,261
Kao	3,000	82,591
Kawasaki Heavy Industries	13,000	52,324
Kawasaki Kisen Kaisha	3,000	32,835
KDDI	18	142,036
Keihin Electric Express Railway	3,000	23,145
Keio	3,000	21,162
Keyence	300	67,077
Kintetsu	16,000	47,931
Kirin Holdings Company	6,000	90,875

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Kobe Steel	19,000	67,570
Kokuyo	1,200	15,313
Komatsu	6,000	143,843
Konami	1,200	31,831
Konica Minolta Holdings	4,000	55,094
Kubota	7,000	66,775
Kuraray	3,000	33,538
Kurita Water Industries	1,600	40,166
Kyocera	1,200	117,183
Kyowa Hakko Kogyo	4,000	37,588
Kyushu Electric Power	2,600	73,537
Leopalace21	600	19,782
Makita	900	34,417
Marubeni	11,000	66,642
Marui	2,700	32,218
Matsumotokiyoshi	900	21,200
Matsushita Electric Industrial	15,000	291,829
Matsushita Electric Works	3,000	34,141
Mediceo Paltac Holdings	1,800	32,986
Meiji Dairies	4,000	32,133
Meitec	600	19,631
Millea Holdings	5,200	193,632
Minebea	5,000	29,455
Mitsubishi	9,800	210,343
Mitsubishi Chemical Holdings	8,000	64,667
Mitsubishi Electric	14,000	136,714
Mitsubishi Estate	9,000	281,662
Mitsubishi Gas Chemical	2,000	17,455
Mitsubishi Heavy Industries	22,000	136,597
Mitsubishi Materials	8,000	39,429
Mitsubishi Rayon	5,000	35,061
Mitsubishi Tanabe Pharma Corporation	3,000	39,086
Mitsubishi UFJ Financial Group	62	648,508
Mitsubishi UFJ Securities	3,000	31,882
Mitsui & Co.	11,000	198,360
Mitsui Chemicals	3,000	25,053
Mitsui Engineering & Shipbuilding	9,000	40,743

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsui Fudosan	6,000	176,729
Mitsui Mining & Smelting	6,000	29,221
Mitsui OSK Lines	8,000	101,686
Mitsui Sumitomo Insurance	9,000	112,439
Mitsui Trust Holdings	5,000	45,563
Mitsukoshi	7,000	33,681
Mizuho Financial Group	69	418,024
Murata Manufacturing	1,500	111,585
Namco Bandai Holdings	2,300	37,549
NEC	15,000	80,080
NGK Insulators	3,000	66,022
NGK Spark Plug	2,000	35,563
Nidec	800	50,877
Nikon	2,000	46,358
Nintendo	800	252,040
Nippon Building Fund	4	64,935
Nippon Electric Glass	3,000	51,839
Nippon Express	4,000	24,936
Nippon Light Metal	8,000	22,158
Nippon Meat Packers	3,000	36,651
Nippon Mining Holdings	7,000	56,701
Nippon Oil	8,000	61,788
Nippon Paper Group	9	30,576
Nippon Sheet Glass	4,000	21,254
Nippon Steel	45,000	292,205
Nippon Telegraph & Telephone	39	194,502
Nippon Yusen	7,000	60,508
Nishi-Nippon City Bank	7,000	30,225
Nissan Chemical Industries	3,000	34,216
Nissan Motor	16,100	163,688
Nisshin Steel	8,000	32,534
Nissin Food Products	1,000	37,655
Nitto Denko	1,200	53,420
Nomura Holdings	12,300	238,270
Nomura Real Estate Office Fund	3	37,404
Nomura Research Institute	1,000	26,944
NSK	3,000	29,246

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
NTN	2,000	16,669
NTT Data	10	49,287
NTT DoCoMo	139	238,442
Obayashi	3,000	19,028
Odakyu Electric Railway	7,000	49,144
OJI Paper	6,000	30,777
OKUMA	2,000	24,166
Olympus	2,000	70,290
Omron	1,900	51,354
Oriental Land	400	22,627
ORIX	660	177,557
Osaka Gas	14,000	52,717
Promise	950	28,698
Rakuten	69	28,003
Resona Holdings	33	75,110
Ricoh	5,000	110,456
Rohm	800	72,767
Ryohin Keikaku	500	27,990
Sankyo	700	30,810
Sanwa Shutter	3,000	18,552
Sanyo Electric	20,000 ᵃ	32,133
Sapporo Hokuyo Holdings	3	29,120
SBI Holdings	86	27,778
Secom	1,500	68,031
Sega Sammy Holdings	700	15,932
Seiko Epson	1,300	39,597
Sekisui Chemical	2,000	15,631
Sekisui House	4,000	59,445
Seven & I Holdings	5,600	162,135
Sharp	7,000	129,451
Shimachu	700	19,095
Shimamura	300	32,886
Shimizu	6,000	37,505
Shin-Etsu Chemical	2,700	175,549
Shinsei Bank	10,000	43,262
Shionogi & Co.	3,000	58,742
Shiseido	3,000	64,642

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Shizuoka Bank	5,000	52,927
Showa Denko	5,000	16,485
Showa Shell Sekiyu	2,900	34,944
SMC	300	38,685
Softbank	5,500	119,430
Sojitz	8,300	31,671
Sompo Japan Insurance	6,000	73,754
Sony	7,300	392,168
Stanley Electric	1,600	32,066
SUMCO	900	39,463
Sumitomo	8,000	138,237
Sumitomo Bakelite	5,000	35,647
Sumitomo Chemical	10,000	66,608
Sumitomo Electric Industries	4,500	64,127
Sumitomo Heavy Industries	5,000	52,048
Sumitomo Metal Industries	29,000	148,513
Sumitomo Metal Mining	3,000	56,232
Sumitomo Mitsui Financial Group	44	386,595
Sumitomo Realty & Development	3,000	111,711
Sumitomo Rubber Industries	2,900	31,304
Sumitomo Trust & Banking	9,000	88,716
Suruga Bank	2,000	24,334
Suzuken	900	31,706
T & D Holdings	1,750	111,439
Taiheiyo Cement	5,000	21,589
Taisei	6,000	20,836
Taisho Pharmaceutical	2,000	39,413
Taiyo Nippon Sanso	4,000	35,011
Taiyo Yuden	2,000	44,266
Takara Holdings	3,000	22,342
Takashimaya	1,000	11,807
Takeda Pharmaceutical	6,400	416,652
Takefuji	840	28,257
TDK	900	78,097
Teijin	3,000	15,539
Terumo	1,300	52,759

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
THK	1,300	31,928
Tobu Railway	7,000	32,158
Tohoku Electric Power	3,200	76,716
Tokai Rika	800	18,510
Tokuyama	1,000	15,188
Tokyo Electric Power	9,100	303,067
Tokyo Electron	1,200	83,946
Tokyo Gas	17,000	85,921
Tokyo Tatemono	3,000	42,375
Tokyu	7,000	51,253
Tokyu Land	2,000	22,878
TonenGeneral Sekiyu	3,000	32,434
Toppan Printing	5,000	51,044
Toray Industries	9,000	62,207
Toshiba	21,000	157,625
Tosoh	6,000	27,714
TOTO	3,000	28,493
Toyo Seikan Kaisha	1,800	35,923
Toyota Industries	1,200	56,935
Toyota Motor	21,000	1,286,306
Toyota Tsusho	1,900	46,425
Trend Micro	1,500	47,069
Ube Industries	10,000	32,049
Uni-Charm	600	35,547
UNY	3,000	36,174
West Japan Railway	12	54,525
Yahoo! Japan	138	48,096
Yakult Honsha	1,100	29,547
Yamada Denki	600	55,931
Yamaha	900	20,899
Yamaha Motor	1,800	47,898
Yamato Holdings	3,000	43,630
Yaskawa Electric	3,000	34,618
Yokogawa Electric	1,200	17,813
Zeon	3,000	31,078
		21,417,309

Common Stocks (continued)	Shares	Value ($)
Luxembourg−.0%		
Oriflame Cosmetics	426 a	**22,512**
New Zealand−.0%		
Auckland International Airport	7,957	14,661
Fletcher Building	1,669	14,136
Sky City Entertainment Group	3,365	12,075
Telecom of New Zealand	9,351	33,556
		74,428
Norway−.1%		
Acergy	601 a	13,137
Aker Kvaerner	490	11,679
DNB NOR	2,714	39,017
Frontline	536	20,368
Marine Harvest	17,061 a	18,474
Norsk Hydro	2,371	83,122
Norske Skogindustrier	704	10,855
Orkla	3,455	55,653
Petroleum Geo-Services	534 a	14,905
Prosafe Se	845	13,171
Schibsted	420	19,279
SeaDrill	706 a	11,728
Statoil	2,221	63,019
Storebrand	926	15,842
Telenor	2,586	48,373
TGS-NOPEC Geophysical	935 a	21,695
Yara International	555	16,354
		476,671
Portugal−.0%		
Banco BPI	2,091	17,978
Banco Comercial Portugues, Cl. R	10,256	43,250
Banco Espirito Santo	678	13,620
Brisa-Auto Estradas de Portugal	995	13,185
Energias de Portugal	4,457	24,392
Portugal Telecom	2,072	29,607
Sonae	7,653	20,889
		162,921

Common Stocks (continued)	Shares	Value ($)
Singapore−.2%		
Ascendas Real Estate Investment Trust	7,000	11,976
Capitacommercial Trust	10,000	18,556
CapitaLand	7,000	39,152
CapitaMall Trust	6,000	15,714
City Developments	1,000	10,594
ComfortDelgro	15,000	22,603
DBS Group Holdings	4,000	56,064
Flextronics International	2,770 [a]	30,886
Fraser & Neave	4,000	14,213
Keppel	3,000	42,245
Keppel Land	3,000	17,471
Oversea-Chinese Banking	9,000	53,300
SembCorp Industries	5,000	16,056
Singapore Airlines	2,000	23,952
Singapore Exchange	3,000	14,608
Singapore Press Holdings	4,000	11,476
Singapore Technologies Engineering	6,000	14,213
Singapore Telecommunications	26,000	56,801
United Overseas Bank	4,000	56,327
Venture	1,000	10,331
		536,538
Sweden−.4%		
Alfa Laval	291	17,915
Assa Abloy, Cl. B	723	16,328
Atlas Copco, Cl. A	787	30,268
Atlas Copco, Cl. B	1,033	37,573
Boliden	1,412	35,677
Castellum	863	13,186
Electrolux, Ser. B	614	16,109
Elekta, Cl. B	794	14,085
Eniro	908	12,182
Fabege	450	12,075
Getinge, Cl. B	614	14,141
Hennes & Mauritz, Cl. B	1,529	101,768
Holmen, Cl. B	391	17,544

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Husqvarna, Cl. B	838	15,459
Kungsleden	1,026	16,671
Lundin Petroleum	1,092 a	12,209
Modern Times Group, Cl. B	186	10,938
Nobia	1,257	17,239
Nordea Bank	6,976	121,460
OMX	881	21,210
Sandvik	3,215	62,183
Securitas, Cl. B	838	12,867
Skandinaviska Enskilda Banken, Cl. A	1,555	57,487
Skanska, Cl. B	1,721	40,278
SKF, Cl. B	1,788	39,514
Ssab Svenskt Stal, Ser. A	534	19,144
Svenska Cellulosa, Cl. B	711	36,831
Svenska Handelsbanken, Cl. A	1,682	51,651
Swedish Match	652	12,100
Tele2, Cl. B	887	15,305
Telefonaktiebolaget LM Ericsson, Cl. B	53,031	205,536
TeliaSonera	6,450	52,641
Trelleborg, Cl. B	531	16,504
Volvo, Cl. A	2,280	45,543
Volvo, Cl. B	3,635	71,255
		1,292,876
United States—18.1%		
3M	3,200	264,864
Abbott Laboratories	7,010	396,906
Abercrombie & Fitch, Cl. A	400	32,664
Activision	1,280 a	25,600
ADC Telecommunications	540 a	9,936
Adobe Systems	2,660 a	110,549
Advance Auto Parts	480	19,776
Advanced Micro Devices	2,510 a	34,688
AES	3,030 a	66,629
Aetna	2,380	111,574
Affiliated Computer Services, Cl. A	510 a	30,554
Aflac	2,260	116,028
Agilent Technologies	1,950 a	67,021

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Air Products & Chemicals	1,010	77,265
Akamai Technologies	610 [a]	26,888
Alcoa	3,960	140,540
Allegheny Technologies	390	42,736
Alliant Energy	530	23,214
Allied Capital	690	19,941
Allstate	2,710	168,887
Alltel	1,710	107,199
Altera	1,650	37,191
Altria Group	9,570	659,564
Amazon.com	1,410 [a]	86,475
AMB Property	450	27,409
Ambac Financial Group	480	44,064
Ameren	940	49,415
American Capital Strategies	710	34,562
American Eagle Outfitters	920	27,112
American Electric Power	1,840	92,404
American Express	5,060	306,990
American International Group	10,090	705,391
American Standard Cos.	820	45,149
American Tower, Cl. A	1,940 [a]	73,720
Ameriprise Financial	1,100	65,417
AmerisourceBergen	920	45,990
Amgen	5,330 [a]	341,866
Amphenol, Cl. A	800	28,088
Amylin Pharmaceuticals	590 [a]	24,384
Anadarko Petroleum	2,130	99,385
Analog Devices	1,560	60,247
Anheuser-Busch Cos.	3,510	172,657
AON	1,270	49,212
Apache	1,500	108,750
Apartment Investment & Management, Cl. A	440	24,332
Apollo Group, Cl. A	670 [a]	31,691
Apple Computer	3,900 [a]	389,220
Applera–Applied Biosystems Group	840	26,241
Applied Materials	6,300	121,086
Aqua America	600	13,266

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Arch Coal	650	23,445
Archer-Daniels-Midland	2,700	104,490
Archstone-Smith Trust	1,000	52,110
Arrow Electronics	560 a	22,131
Associated Banc-Corp	560	18,132
AT & T	28,590	1,107,004
Autodesk	1,050 a	43,333
Automatic Data Processing	2,520	112,795
AutoNation	660 a	13,490
AutoZone	240 a	31,929
AvalonBay Communities	360	44,013
Avaya	1,880 a	24,290
Avery Dennison	430	26,746
Avis Budget Group	460 a	12,939
Avnet	600 a	24,540
Avon Products	2,030	80,794
Baker Hughes	1,470	118,173
Ball	450	22,810
Bank of America	20,510	1,043,959
Bank of New York	3,430	138,846
Bausch & Lomb	240	14,119
Baxter International	2,990	169,323
BB & T	2,470	102,801
BEA Systems	1,700 a	20,043
Beckman Coulter	280	17,587
Becton, Dickinson & Co.	1,140	89,707
Bed Bath & Beyond	1,290 a	52,554
Best Buy	1,860	86,769
Biogen Idec	1,540 a	72,703
Biomet	1,060	45,792
BJ Services	1,370	39,264
Black & Decker	310	28,123
BMC Software	940 a	30,427
Boeing	3,430	318,990
Boston Properties	510	59,956
Boston Scientific	5,720 a	88,317
Brinker International	560	17,416

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Bristol-Myers Squibb	8,980	259,163
Broadcom, Cl. A	2,140 a	69,657
Broadridge Financial Solutions	630 a	12,625
Brown & Brown	540	13,905
Brunswick	420	13,759
Bunge	550	41,668
Burlington Northern Santa Fe	1,640	143,566
C.R. Bard	470	39,071
CA	1,920	52,339
Cablevision Systems (NY Group), Cl. A	990	32,452
Cadence Design Systems	1,270 a	28,194
Camden Property Trust	260	18,109
Cameron International	510 a	32,931
Campbell Soup	1,010	39,491
Capital One Financial	1,870	138,866
Cardinal Health	1,850	129,408
Career Education	430 a	12,702
CarMax	980 a	24,422
Carnival	1,990	97,291
Caterpillar	2,970	215,681
CB Richard Ellis Group, Cl. A	870 a	29,450
CBS, Cl. B	3,120	99,122
CDW	290	20,883
Celgene	1,740 a	106,418
CenterPoint Energy	1,360	25,609
Centex	540	24,176
Cephalon	280 a	22,291
Ceridian	640 a	21,606
Charles River Laboratories International	310 a	14,682
Charles Schwab	4,900	93,688
CheckFree	340 a	11,444
Chesapeake Energy	2,220	74,925
Chevron	9,960	774,788
Chicago Mercantile Exchange Holdings, Cl. A	170	87,848
Chico's FAS	800 a	21,088
ChoicePoint	360 a	13,669
Chubb	1,880	101,200

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
CIGNA	470	73,127
Cimarex Energy	380	14,972
Cincinnati Financial	750	33,930
Cintas	620	23,231
Circuit City Stores	800	13,960
Cisco Systems	27,740 [a]	741,768
CIT Group	910	54,282
Citigroup	22,560	1,209,667
Citrix Systems	820 [a]	26,732
Clear Channel Communications	2,140	75,820
Clorox	690	46,285
Coach	1,710 [a]	83,499
Coca-Cola	9,640	503,112
Cognizant Technology Solutions, Cl. A	650 [a]	58,110
Colonial BancGroup	630	15,158
Comcast, Cl. A	8,910 [a]	237,541
Comcast, Cl. A (Special)	4,820 [a]	127,248
Comerica	730	45,194
Commerce Bancorp/NJ	810	27,086
Community Health Systems	430 [a]	15,824
Compass Bancshares	560	38,181
Computer Sciences	780 [a]	43,321
Compuware	1,610 [a]	15,891
ConAgra Foods	2,330	57,271
Consol Energy	830	34,752
Consolidated Edison	1,170	59,974
Constellation Brands, Cl. A	960 [a]	21,514
Constellation Energy Group	820	73,078
Convergys	630 [a]	15,914
Cooper Cos.	190	9,709
Cooper Industries, Cl. A	830	41,300
Corning	7,150 [a]	169,598
Corporate Executive Board	180	11,455
Costco Wholesale	2,090	111,961
Countrywide Financial	2,890	107,161
Covance	290 [a]	17,545
Coventry Health Care	730 [a]	42,216

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Crescent Real Estate EQT	450	9,230
Crown Castle International	1,020 [a]	35,027
CSX	2,030	87,635
Cummins	480	44,237
CVS	7,030	254,767
Cytyc	510 [a]	17,967
D.R. Horton	1,290	28,612
Danaher	1,120	79,733
Darden Restaurants	640	26,547
DaVita	480 [a]	26,213
Dean Foods	610	22,222
Deere & Co.	1,060	115,964
Dell	9,340 [a]	235,461
Denbury Resources	550 [a]	18,200
Dentsply International	660	22,051
Developers Diversified Realty	500	32,550
Devon Energy	1,920	139,910
Diamond Offshore Drilling	370	31,672
DIRECTV Group	3,070 [a]	73,189
Discovery Holding, Cl. A	1,160 [a]	25,230
Dollar General	1,350	28,823
Dominion Resources/VA	1,620	147,744
Domtar	2,370 [a]	23,108
Dover	930	44,752
Dow Chemical	4,360	194,500
Dow Jones & Co.	250	9,083
DST Systems	240 [a]	18,732
DTE Energy	810	40,978
Duke Energy	5,730	117,580
Duke Realty	620	26,728
Dun & Bradstreet	280	25,284
E*TRADE FINANCIAL	1,950 [a]	43,056
E.I. du Pont de Nemours & Co.	4,200	206,514
Eastman Kodak	1,310	32,632
Eaton	650	57,987
eBay	5,090 [a]	172,755
EchoStar Communications, Cl. A	940 [a]	43,738

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Ecolab	860	36,971
Edison International	1,410	73,814
El Paso	3,220	48,300
Electronic Arts	1,410 [a]	71,078
Electronic Data Systems	2,360	69,006
Eli Lilly & Co.	4,650	274,955
Embarq	680	40,827
EMC/Massachusetts	10,060 [a]	152,711
Emerson Electric	3,670	172,453
Energizer Holdings	250 [a]	24,295
Energy East	720	17,438
ENSCO International	690	38,902
Entergy	940	106,352
EOG Resources	1,200	88,128
Equifax	570	22,686
Equitable Resources	520	27,045
Equity Residential	1,330	61,752
Estee Lauder Cos., Cl. A	540	27,767
Exelon	3,060	230,755
Expedia	1,010 [a]	23,856
Expeditors International Washington	970	40,546
Express Scripts	530 [a]	50,642
Exxon Mobil	26,640	2,114,683
Family Dollar Stores	660	21,014
Fannie Mae	4,430	261,016
Fastenal	590	24,261
Federal Realty Investment Trust	250	22,543
Federated Department Stores	2,480	108,922
FedEx	1,330	140,235
Fidelity National Financial, Cl. A	950	24,216
Fidelity National Information Services	870	43,961
Fifth Third Bancorp	2,290	92,951
First American	380	19,570
First Data	3,570	115,668
First Horizon National	540	21,173
FirstEnergy	1,390	95,132
Fiserv	790 [a]	42,004

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Fluor	400	38,248
FMC Technologies	310 [a]	21,973
Foot Locker	710	16,891
Ford Motor	8,300	66,732
Fortune Brands	690	55,269
FPL Group	1,760	113,291
Franklin Resources	810	106,361
Freddie Mac	3,160	204,705
Freeport-McMoRan Copper & Gold	1,710	114,844
Gannett	1,070	61,054
Gap	2,630	47,209
Genentech	2,170 [a]	173,578
General Dynamics	1,570	123,245
General Electric	47,090	1,735,737
General Growth Properties	990	63,212
General Mills	1,520	91,048
General Motors	2,120	66,208
Genuine Parts	780	38,540
Genworth Financial, Cl. A	2,070	75,534
Genzyme	1,200 [a]	78,372
Getty Images	230 [a]	11,960
Gilead Sciences	2,100 [a]	171,612
GlobalSantaFe	1,160	74,158
Goldman Sachs Group	1,780	389,126
Google, Cl. A	1,020 [a]	480,808
Grant Prideco	580 [a]	29,893
H & R Block	1,400	31,654
H.J. Heinz	1,510	71,136
Halliburton	4,390	139,470
Hanesbrands	440 [a]	11,700
Harley-Davidson	1,180	74,718
Harman International Industries	280	34,129
Harrah's Entertainment	810	69,093
Harsco	380	19,380
Hartford Financial Services Group	1,450	146,740
Hasbro	650	20,547
Health Care Property Investors	920	32,559

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Health Management Associates, Cl. A	1,100	11,759
Health Net	530 [a]	28,652
Hershey	740	40,670
Hewlett-Packard	12,510	527,171
Hillenbrand Industries	250	15,288
Hilton Hotels	1,680	57,120
Home Depot	9,430	357,114
Honeywell International	3,540	191,797
Hospira	680 [a]	27,574
Host Hotels & Resorts	2,340	59,998
Hudson City Bancorp	2,450	32,634
Huntington Bancshares/OH	1,030	22,845
IAC/InterActiveCorp	920 [a]	35,070
Idearc	670	23,283
Illinois Tool Works	2,200	112,882
IMS Health	910	26,690
Intel	26,340	566,310
International Business Machines	6,880	703,205
International Flavors & Fragrances	350	17,035
International Game Technology	1,550	59,117
International Paper	1,970	74,308
Interpublic Group of Cos.	2,020 [a]	25,614
Intersil, Cl. A	630	18,768
Intuit	1,510 [a]	42,960
Investors Financial Services	300	18,564
Invitrogen	220 [a]	14,403
Iron Mountain	730 [a]	20,513
iStar Financial	570	27,314
ITT Industries	800	51,048
J.C. Penney	1,000	79,090
Jabil Circuit	820	19,106
Jacobs Engineering Group	540 [a]	27,232
Janus Capital Group	910	22,768
JDS Uniphase	930 [a]	15,326
Johnson & Johnson	13,240	850,273
Johnson Controls	910	93,120
Jones Apparel Group	500	16,695

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Joy Global	540	27,340
JPMorgan Chase & Co.	15,970	832,037
Juniper Networks	2,330 a	52,099
KB Home	350	15,439
Kellogg	1,220	64,550
KeyCorp	1,830	65,294
KeySpan	800	33,128
Kimberly-Clark	2,090	148,745
Kimco Realty	1,030	49,512
KLA-Tencor	910	50,551
Kohl's	1,340 a	99,214
Kraft Foods, Cl. A	7,570	253,368
Kroger	3,180	93,842
L-3 Communications Holdings	540	48,562
Laboratory Corp. of America Holdings	570 a	44,996
Lam Research	650 a	34,957
Lamar Advertising, Cl. A	370	22,326
Las Vegas Sands	490 a	41,743
Lear	310 a	11,383
Legg Mason	630	62,490
Leggett & Platt	820	19,286
Lehman Brothers Holdings	2,060	155,077
Lennar, Cl. A	580	24,772
Leucadia National	740	22,304
Level 3 Communications	5,030 a	27,967
Lexmark International, Cl. A	450 a	24,525
Liberty Global, Cl. A	800 a	28,712
Liberty Global, Ser. C	830 a	27,730
Liberty Media Holding, Cap. Ser. A	610 a	68,912
Liberty Media Holding, Int. Ser. A	3,060 a	76,592
Liberty Property Trust	410	19,840
Limited Brands	1,620	44,663
Lincare Holdings	420 a	16,565
Lincoln National	1,290	91,784
Linear Technology	1,370	51,265
Liz Claiborne	470	21,018
Lockheed Martin	1,650	158,631

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Lowe's Cos.	6,630	202,613
LSI	3,500 ᵃ	29,750
Lyondell Chemical	1,020	31,742
M & T Bank	300	33,402
Macerich	330	31,390
Manpower	390	31,298
Marathon Oil	1,610	163,496
Marriott International, Cl. A	1,570	70,980
Marsh & McLennan Cos.	2,390	75,906
Marshall & Ilsley	1,050	50,421
Martin Marietta Materials	210	30,622
Masco	1,800	48,978
Massey Energy	370	9,964
Mattel	1,740	49,242
Maxim Integrated Products	1,460	46,311
MBIA	620	43,127
McClatchy, Cl. A	250	7,225
McCormick & Co.	540	20,045
McDonald's	5,650	272,782
McGraw-Hill Cos.	1,620	106,159
McKesson	1,280	75,302
MeadWestvaco	830	27,689
Medco Health Solutions	1,370 ᵃ	106,887
MedImmune	1,090 ᵃ	61,781
Medtronic	5,260	278,412
MEMC Electronic Materials	810 ᵃ	44,453
Merck & Co.	9,920	510,285
Merrill Lynch & Co.	3,900	351,897
MetLife	3,470	227,979
MGIC Investment	380	23,412
MGM MIRAGE	600 ᵃ	40,350
Microchip Technology	990	39,937
Micron Technology	3,450 ᵃ	39,572
Microsoft	40,410	1,209,875
Millennium Pharmaceuticals	1,440 ᵃ	15,955
Millipore	240 ᵃ	17,719
Mohawk Industries	250 ᵃ	22,540

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Monsanto	2,480	146,295
Monster Worldwide	540 [a]	22,707
Moody's	1,090	72,071
Morgan Stanley	4,430	372,164
Motorola	11,040	191,323
National City	2,630	96,127
National Oilwell Varco	880 [a]	74,668
National Semiconductor	1,480	38,924
NAVTEQ	450 [a]	15,912
Network Appliance	1,700 [a]	63,257
New York Community Bancorp	1,280	22,349
New York Times, Cl. A	620	14,508
Newell Rubbermaid	1,270	38,951
Newfield Exploration	590 [a]	25,813
Newmont Mining	2,100	87,570
News, Cl. A	8,450	189,196
News, Cl. B	2,480	59,520
NII Holdings	640 [a]	49,120
NIKE, Cl. B	1,660	89,408
NiSource	1,250	30,738
Noble	620	52,210
Noble Energy	790	46,460
Norfolk Southern	1,850	98,494
Northern Trust	950	59,803
Northrop Grumman	1,500	110,460
Novellus Systems	560 [a]	18,127
Nucor	1,410	89,479
NVIDIA	1,540 [a]	50,651
NVR	20 [a]	16,480
NYSE Euronext	610 [a]	51,441
Occidental Petroleum	3,840	194,688
Office Depot	1,270 [a]	42,697
Old Republic International	1,000	21,270
Omnicare	550	18,244
Omnicom Group	780	81,674
Oracle	18,990 [a]	357,012
Oshkosh Truck	340	19,020

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Owens-Illinois	700 a	21,063
Paccar	1,100	92,378
Pactiv	610 a	21,094
Pall	560	23,492
Parker Hannifin	550	50,677
Patterson Cos.	510 a	18,391
Patterson-UTI Energy	730	17,805
Paychex	1,560	57,876
PDL BioPharma	500 a	12,630
Peabody Energy	1,210	58,056
Pentair	430	13,820
Pepco Holdings	870	25,682
PepsiCo	7,500	495,675
PetSmart	640	21,242
Pfizer	32,940	871,592
PG & E	1,620	81,972
Pinnacle West Capital	460	22,213
Pioneer Natural Resources	560	28,112
Pitney Bowes	1,010	48,480
Plum Creek Timber	810	32,157
PMI Group	360	17,449
PNC Financial Services Group	1,580	117,078
Polo Ralph Lauren	280	25,791
PPG Industries	750	55,185
PPL	1,740	75,881
Praxair	1,500	96,825
Pride International	750 a	24,608
Principal Financial Group	1,230	78,093
Procter & Gamble	14,470	930,566
Progress Energy	1,100	55,605
Progressive	3,290	75,900
ProLogis	1,130	73,224
Prudential Financial	2,180	207,100
Public Service Enterprise Group	1,150	99,418
Public Storage	580	54,126
Pulte Homes	990	26,631
QLogic	720 a	12,874

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
QUALCOMM	7,550	330,690
Quest Diagnostics	760	37,156
Questar	390	37,881
Qwest Communications International	7,430 [a]	65,978
R.R. Donnelley & Sons	990	39,798
Radian Group	370	21,501
RadioShack	590	17,151
Range Resources	600	21,930
Raytheon	2,030	108,686
Regency Centers	310	25,544
Regions Financial	3,330	116,850
Reliant Energy	1,410 [a]	31,401
Republic Services	890	24,858
Robert Half International	730	24,309
Rockwell Automation	740	44,060
Rockwell Collins	760	49,909
Rohm & Haas	650	33,261
Roper Industries	400	22,424
Ross Stores	640	21,216
Rowan Cos.	500	18,320
Royal Caribbean Cruises	580	24,110
Safeco	530	35,372
Safeway	2,020	73,326
SanDisk	1,030 [a]	44,754
Sanmina-SCI	2,430 [a]	8,384
Sara Lee	3,410	55,958
SCANA	510	22,200
Schlumberger	5,380	397,205
Sealed Air	740	24,346
Sears Holdings	390 [a]	74,455
Sempra Energy	1,080	68,558
ServiceMaster	1,310	20,161
Sherwin-Williams	520	33,160
Sigma-Aldrich	600	25,248
Simon Property Group	1,010	116,433
Sirius Satellite Radio	5,780 [a]	17,109
SL Green Realty	270	38,043

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
SLM	1,870	100,662
Smith International	910	47,720
Smurfit-Stone Container	1,160 [a]	13,978
Solectron	4,120 [a]	13,802
Southern	3,390	128,108
Southwest Airlines	900	12,915
Southwestern Energy	770 [a]	32,340
Sovereign Bancorp	1,730	41,987
Spectra Energy	2,860	74,646
Sprint Nextel	12,690	254,181
SPX	260	18,429
St. Joe	320	18,122
St. Jude Medical	1,610 [a]	68,892
Stanley Works	330	19,232
Staples	3,370	83,576
Starbucks	3,450 [a]	107,019
Starwood Hotels & Resorts Worldwide	970	65,009
State Street	1,520	104,682
Station Casinos	220	19,140
Stryker	1,300	84,422
Sun Microsystems	16,080 [a]	83,938
Sunoco	560	42,297
SunTrust Banks	1,540	130,007
SUPERVALU	940	43,146
Synopsys	640 [a]	17,702
Synovus Financial	1,190	37,556
SYSCO	2,820	92,327
T. Rowe Price Group	1,270	63,094
Target	3,730	221,450
TCF Financial	540	14,623
Telephone & Data Systems	240	12,672
Telephone & Data Systems	230	13,099
Tellabs	1,920 [a]	20,390
Temple-Inland	490	29,028
Tenet Healthcare	2,150 [a]	15,953
Teradyne	870 [a]	15,182
Terex	460 [a]	35,811

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Tesoro	310	37,572
Texas Instruments	6,780	233,029
Textron	520	52,868
Thermo Fisher Scientific	1,900 a	98,914
Tiffany & Co.	630	30,045
Time Warner	18,150	374,435
TJX Cos.	2,050	57,175
Toll Brothers	530 a	15,783
Torchmark	450	30,735
Transocean	1,340 a	115,508
Travelers Cos.	3,150	170,415
Triad Hospitals	400 a	21,256
Tribune	710	23,288
TXU	1,990	130,504
Tyson Foods, Cl. A	1,150	24,104
U.S. Bancorp	8,130	279,266
UDR	620	18,625
Ultra Petroleum	690 a	39,137
Union Pacific	1,170	133,673
UnionBanCal	260	15,985
Unisys	1,570 a	12,309
United Parcel Service, Cl. B	3,040	214,107
United States Steel	540	54,832
United Technologies	4,360	292,687
UnitedHealth Group	6,150	326,319
Unum Group	1,560	38,813
Valero Energy	2,760	193,835
Varian Medical Systems	590 a	24,904
VeriSign	1,110 a	30,359
Verizon Communications	13,340	509,321
Vertex Pharmaceuticals	570 a	17,522
VF	410	36,002
Viacom, Cl. B	2,770 a	114,263
Virgin Media	1,270	32,042
Vornado Realty Trust	640	75,923
Vulcan Materials	430	53,178
W.R. Berkley	740	24,043

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
W.W. Grainger	330	27,265
Wachovia	8,740	485,420
Wal-Mart Stores	11,420	547,246
Walgreen	4,580	201,062
Walt Disney	8,980	314,120
Washington Mutual	4,290	180,094
Washington Post, Cl. B	30	22,320
Waste Management	2,500	93,525
Waters	460 a	27,338
WellPoint	2,830 a	223,485
Wells Fargo & Co.	14,650	525,789
Wendy's International	440	16,588
Western Digital	1,010 a	17,857
Western Union	3,500	73,675
Weyerhaeuser	990	78,428
Whirlpool	360	38,171
Whole Foods Market	640	29,946
Williams Cos.	2,720	80,240
Williams-Sonoma	440	15,497
Wisconsin Energy	530	25,859
Wm. Wrigley Jr.	900	52,992
Wyeth	6,150	341,325
Wyndham Worldwide	910 a	31,486
Wynn Resorts	230	23,508
Xcel Energy	1,860	44,807
Xerox	4,410 a	81,585
Xilinx	1,540	45,399
XM Satellite Radio Holdings, Cl. A	1,230 a	14,391
XTO Energy	1,700	92,259
Yahoo!	5,590 a	156,744
Yum! Brands	1,210	74,851
Zimmer Holdings	1,110 a	100,433
Zions Bancorporation	460	37,628
		60,995,560
Total Common Stocks (cost $86,067,639)		**88,887,948**

Bonds and Notes−.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Germany				
Bundesrepublik Deutschland, Bonds, Ser. 05, 3.50%, 1/4/16 (cost $1,308,034)	3.50	1/4/16	1,072,000	**1,396,471**

Short-Term Investments−50.2%

			Principal Amount ($)	Value ($)
U.S. Government Agencies−47.8%				
Federal Home Loan Bank System, 5.15%, 5/9/07			34,700,000	34,660,249
Federal Home Loan Mortgage Corp. 5.11%, 6/21/07			16,700,000	16,579,106
Federal Home Loan Mortgage Corp. 5.13%, 6/11/07			29,400,000	29,228,231
Federal National Mortgage Association, 5.11%, 7/13/07			20,000,000	19,792,599
Federal National Mortgage Association, 5.15%, 5/23/07			25,000,000	24,921,319
Federal National Mortgage Association, 5.16%, 5/9/07			11,600,000	11,586,699
Inter-American Development Bank, 5.17%, 5/14/07			25,000,000	24,953,326
				161,721,529
U.S. Treasury Bills−2.4% 4.99%, 6/14/07			8,300,000 [b]	**8,252,358**
Total Short-Term Investments (cost $169,971,539)				**169,973,887**

Options−10.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−9.7%		
Euro Bond, May 2007 @ 106	449,000	5,514,795
S&P 500 Future Index, 6/14/07 @ 900	3,475,000	20,446,900
Swiss Market OTC Index, 6/15/07 @ 6000	249,000	7,039,311
		33,001,006

Options (continued)	Face Amount Covered by Contracts ($)	Value ($)
Put Options–.3%		
U.S. Treasury 10 Year Note Futures, 5/25/07 @ 115	14,100,000	**940,735**
Total Options (cost $30,118,319)		**33,941,741**

Other Investment—13.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $44,565,001)	44,565,001 c	**44,565,001**
Total Investments (cost $332,030,532)	100.0%	338,765,048
Cash and Receivables (Net)	.0%	64,735
Net Assets	100.0%	338,829,783

a Non-income producing security.
b All or partially held by a broker as collateral for open financial futures positions.
c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Short-Term/Money Market Investments	63.4	Consumer Staples	2.0
Options	10.0	Energy	2.0
Financial	5.6	Materials	1.3
Information Technology	3.9	Telecommunication Services	1.0
Consumer Discretionary	3.4	Utilities	1.0
Industrial	3.4	Foreign/Governmental	.4
Health Care	2.6		**100.0**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2007 ($)
Financial Futures Long				
Amsterdam Index	8	1,157,963	May-07	26,552
Australian Government 10 Year Bond	317	26,632,263	June-07	5,352
Long Gilt	198	42,436,137	June-07	(293,935)
DJ Euro Stoxx 50	88	5,213,454	June-07	332,279
Hang Seng	38	4,881,637	May-07	(78,843)
IBEX 35 Index	96	18,716,291	May-07	(736,798)
Japanese Government 10 Year Bonds	5	562,236	June-07	174
S & P 500 Emini	339	25,230,075	June-07	443,748
S & P/MIB Index	33	9,708,347	June-07	821,961
S&P ASX 200 Index	61	7,836,867	June-07	248,915
S & P/Toronto Stock Exchange 60 Index	22	3,055,296	June-07	145,475
TOPIX	168	23,898,582	June-07	35,650
Financial Futures Short				
Canadian Government 10 Year Bond	237	(24,239,343)	June-07	65,332
Japanese Government 10 Year Bond	4	(4,498,891)	June-07	(19,135)
CAC 40 10 Euro	66	(5,336,404)	May-07	(58,820)
Dax Index	49	(12,457,557)	June-07	(1,221,482)
FTSE 100 Index	168	(21,729,170)	June-07	(965,618)
U.S. Treasury 10 Year Note	224	(24,265,501)	June-07	(75,865)
				(1,325,058)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	287,465,531	294,200,047
Affiliated issuers	44,565,001	44,565,001
Cash		3,137,719
Cash denominated in foreign currencies	206,517	209,900
Receivable for shares of Common Stock subscribed		5,371,603
Unrealized appreciation on forward currency exchange contracts–Note 4		2,756,269
Receivable for investment securities sold		489,680
Dividends and interest receivable		374,289
Prepaid expenses		87,788
		351,192,296
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		399,575
Unrealized depreciation on forward currency exchange contracts–Note 4		5,632,121
Payable for investment securities purchased		5,369,331
Payable for futures variation margin–Note 4		551,639
Payable for shares of Common Stock redeemed		324,642
Accrued expenses		85,205
		12,362,513
Net Assets ($)		**338,829,783**
Composition of Net Assets ($):		
Paid-in capital		329,867,859
Accumulated undistributed investment income–net		1,961,445
Accumulated net realized gain (loss) on investments		4,464,626
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($1,325,058) net unrealized (depreciation) on financial futures]		2,535,853
Net Assets ($)		**338,829,783**

Net Asset Value Per Share

	Class A	Class C	Class R	Class T
Net Assets ($)	234,889,230	53,533,518	47,129,452	3,277,583
Shares Outstanding	17,004,014	3,901,365	3,404,870	237,739
Net Asset Value Per Share ($)	**13.81**	**13.72**	**13.84**	**13.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	2,737,823
Cash dividends (net of $15,852 foreign taxes withheld at source):	
Unaffiliated issuers	277,209
Affiliated issuers	834,213
Total Income	**3,849,245**
Expenses:	
Management fee–Note 3(a)	1,047,467
Shareholder servicing costs–Note 3(c)	233,190
Custodian fees–Note 3(c)	111,432
Registration fees	103,391
Distribution fees–Note 3(b)	97,674
Prospectus and shareholders' reports	11,949
Professional fees	11,052
Directors' fees and expenses–Note 3(d)	318
Miscellaneous	7,468
Total Expenses	**1,623,941**
Less–reduction in management fee due to undertaking–Note 3(a)	(126,404)
Net Expenses	**1,497,537**
Investment Income–Net	**2,351,708**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(125,005)
Net realized gain (loss) on options transactions	977,547
Net realized gain (loss) on financial futures	3,324,942
Net realized gain (loss) on forward currency exchange contracts	1,009,596
Net Realized Gain (Loss)	**5,187,080**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($1,571,889) net unrealized (depreciation) on financial futures]	1,268,090
Net Realized and Unrealized Gain (Loss) on Investments	**6,455,170**
Net Increase in Net Assets Resulting from Operations	**8,806,878**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Operations ($):		
Investment income–net	2,351,708	222,698
Net realized gain (loss) on investments	5,187,080	802,876
Net unrealized appreciation (depreciation) on investments	1,268,090	1,267,763
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,806,878**	**2,293,337**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(485,921)	–
Class C shares	(53,687)	–
Class R shares	(63,602)	–
Class T shares	(11,569)	–
Net realized gain on investments:		
Class A shares	(1,191,979)	–
Class C shares	(153,298)	–
Class R shares	(146,892)	–
Class T shares	(31,343)	–
Total Dividends	**(2,138,291)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	192,444,161	54,706,127
Class C shares	49,847,895	3,849,007
Class R shares	39,179,623	7,902,691
Class T shares	3,119,187	779,205
Dividends reinvested:		
Class A shares	1,512,242	–
Class C shares	122,768	–
Class R shares	186,213	–
Class T shares	42,912	–
Cost of shares redeemed:		
Class A shares	(11,164,906)	(9,260,046)
Class C shares	(676,718)	(519,039)
Class R shares	(863,244)	(521,306)
Class T shares	(298,602)	(520,311)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**273,451,531**	**56,416,328**
Total Increase (Decrease) in Net Assets	**280,120,118**	**58,709,665**
Net Assets ($):		
Beginning of Period	58,709,665	–
End of Period	**338,829,783**	**58,709,665**
Undistributed investment income–net	1,961,445	224,516

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Capital Share Transactions:		
Class A		
Shares sold	14,140,978	4,280,453
Shares issued for dividends reinvested	112,018	–
Shares redeemed	(817,986)	(711,449)
Net Increase (Decrease) in Shares Outstanding	**13,435,010**	**3,569,004**
Class C		
Shares sold	3,676,346	305,717
Shares issued for dividends reinvested	9,128	–
Shares redeemed	(49,824)	(40,002)
Net Increase (Decrease) in Shares Outstanding	**3,635,650**	**265,715**
Class R		
Shares sold	2,871,537	621,927
Shares issued for dividends reinvested	13,773	–
Shares redeemed	(62,365)	(40,002)
Net Increase (Decrease) in Shares Outstanding	**2,822,945**	**581,925**
Class T		
Shares sold	234,750	61,784
Shares issued for dividends reinvested	3,181	–
Shares redeemed	(21,966)	(40,010)
Net Increase (Decrease) in Shares Outstanding	**215,965**	**21,774**

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.23	12.50
Investment Operations:		
Investment income–net[b]	.17	.12
Net realized and unrealized gain (loss) on investments	.64	.61
Total from Investment Operations	.81	.73
Distributions:		
Dividends from investment income–net	(.07)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.23)	–
Net asset value, end of period	13.81	13.23
Total Return (%)[c,d]	6.15	5.84
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	1.63	2.67
Ratio of net expenses to average net assets[e]	1.50	1.54
Ratio of net investment income to average net assets[e]	2.53	2.09
Portfolio Turnover Rate	.51[d]	–
Net Assets, end of period ($ x 1,000)	234,889	47,215

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.18	12.50
Investment Operations:		
Investment income–net[b]	.12	.08
Net realized and unrealized gain (loss) on investments	.64	.60
Total from Investment Operations	.76	.68
Distributions:		
Dividends from investment income–net	(.06)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.22)	–
Net asset value, end of period	13.72	13.18
Total Return (%)[c,d]	5.87	5.36
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	2.44	3.49
Ratio of net expenses to average net assets[e]	2.25	2.29
Ratio of net investment income to average net assets[e]	1.83	1.33
Portfolio Turnover Rate	.51[d]	–
Net Assets, end of period ($ x 1,000)	53,534	3,501

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.24	12.50
Investment Operations:		
Investment income–net[b]	.19	.13
Net realized and unrealized gain (loss) on investments	.64	.61
Total from Investment Operations	.83	.74
Distributions:		
Dividends from investment income–net	(.07)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.23)	–
Net asset value, end of period	13.84	13.24
Total Return (%)[c]	6.33	5.92
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	1.38	2.51
Ratio of net expenses to average net assets[d]	1.25	1.27
Ratio of net investment income to average net assets[d]	2.82	2.31
Portfolio Turnover Rate	.51[c]	–
Net Assets, end of period ($ x 1,000)	47,129	7,705

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.22	12.50
Investment Operations:		
Investment income–net[b]	.16	.12
Net realized and unrealized gain (loss) on investments	.63	.60
Total from Investment Operations	.79	.72
Distributions:		
Dividends from investment income–net	(.06)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.22)	–
Net asset value, end of period	13.79	13.22
Total Return (%)[c,d]	6.03	5.68
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	1.88	3.10
Ratio of net expenses to average net assets[e]	1.75	1.85
Ratio of net investment income to average net assets[e]	2.23	1.89
Portfolio Turnover Rate	.51[d]	–
Net Assets, end of period ($ x 1,000)	3,278	288

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Global Alpha Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Mellon Capital Management Corporation ("Mellon Capital") serves as the fund's sub-investment adviser.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 400 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Investments in debt securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

There were no distributions paid to shareholders during the fiscal year ended October 31, 2006. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.10% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has agreed, through October 31, 2007, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses of none of the classes, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest on borrowings, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the average daily net assets of their class. The reduction in management fee, pursuant to the undertaking, amounted to $126,404 during the period ended April 30, 2007.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Capital, Dreyfus pays Mellon Capital an annual fee of .65% of the value of the fund's average daily net assets, payable monthly.

During the period ended April 30, 2007, the Distributor retained $129,228 from commissions earned on sales of the fund's Class A shares and $2,760 from CDSC on redemptions of the fund's Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% and .25% of the value of their respective average daily net assets. During the period ended April 30, 2007, Class C and Class T shares were charged $94,177 and $3,497, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class C and Class T shares were charged $172,518, $31,392 and $3,497, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $16,566 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2007, the fund was charged $111,432 pursuant to the custody agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $286,091, Rule 12b-1 distribution plan fees $30,593, shareholder services plan fees $55,789, custodian fees $105,333, chief compliance officer fees $3,407 and transfer agency per account fees $6,310, which are offset against an expense reimbursement currently in effect in the amount of $87,948.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts during the period ended April 30, 2007, amounted to $86,175,652 and $126,959, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 6/14/2007	20,607,500	40,074,874	41,200,987	1,126,113
Euro, expiring 6/14/2007	6,893,000	9,135,127	9,422,180	287,053
Japanese Yen, expiring 6/14/2007	5,827,103,000	49,891,903	49,026,991	(864,912)
New Zealand Dollar, expiring 6/14/2007	26,804,000	18,527,701	19,853,455	1,325,754

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Australian Dollar, expiring 6/14/2007	52,600,000	41,542,086	43,733,218	(2,191,132)
Canadian Dollar, expiring 6/14/2007	33,517,000	28,788,410	30,366,478	(1,578,068)
Norwegian Krone, expiring 6/14/2007	152,469,000	24,914,511	25,667,534	(753,023)
Swedish Krona, expiring 6/14/2007	35,005,000	4,984,754	5,229,740	(244,986)
Swiss Franc, expiring 6/14/2007	21,264,080	17,702,046	17,684,697	17,349
Total				**(2,875,852)**

At April 30, 2007, accumulated net unrealized appreciation on investments was $6,734,516, consisting of $8,058,571 gross unrealized appreciation and $1,324,055 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Board of Directors meeting held on April 24, 2006, the Board unanimously approved the fund's Management Agreement and Sub-Investment Advisory Agreement (together, the "Agreements") with Mellon Capital Management Corporation (the "Sub-Adviser"), for a one-year term ending March 30, 2008. The Board is comprised entirely of individuals who have no affiliation with the Manager or any affiliates of the Manager.

Prior to the meeting, the Manager provided the Board members with extensive materials related to the approval of the Agreements, including performance and expense information for other investment companies with a similar investment objective to the fund.

During their meeting, the Board discussed the proposed approval of the Agreements with senior management personnel of the Manager. In determining to approve the Agreements, the Board considered all factors which they believed to be relevant.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the proposed Agreements. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board members also referenced information provided regarding the relationships the Manager has with various intermediaries and the different needs of each, the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to the different distribution channels.

The Board members also considered the Manager's and Sub-Adviser's research and portfolio management capabilities and the Manager's oversight of other day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's

extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over the Sub-Adviser.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. As the fund had not yet commenced operations, the Board members were not able to review the fund's performance. The Board discussed with representatives of the Manager the investment strategies to be employed in the management of the fund's assets. The Board members noted the Manager's and Sub-Adviser's reputation and experience with respect to similar funds.

The Board members reviewed the fund's management fee and anticipated expense ratio and reviewed the range of management fees and expense ratios of funds in the Lipper Global Flexible Portfolio Funds category and the average and median management fees in the Lipper category, as well as management fees of a subset of funds in the Lipper category.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds and/or separate accounts managed by the Manager with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from the Manager's and Sub-Adviser's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's or Sub-Adviser's performance, as the case may be, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or Sub-Adviser, as applicable, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. As the fund had not yet commenced operations, the Manager's representatives were not able to review the dollar amount of expenses allocated and profit received by the Manager. The Board members also considered potential benefits to the Manager and Sub-Adviser from acting as investment adviser and sub-investment adviser, respectively, and noted the possibility of soft dollar arrangements in the future with respect to trading the fund's portfolio. The Board also considered whether the fund would be able to participate in any economies of scale that the Manager may experience in the event that the fund attracts a large amount of assets. The Board members noted the uncertainty of the estimated asset levels and discussed the renewal requirements for advisory agreements and their ability to review the management fee annually after an initial term of the Management Agreement.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to approving the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services to be provided by the Manager and Sub-Adviser are adequate and appropriate, especially considering the Manager's and Sub-Adviser's experience and reputation with respect to its investment approach and its experience and reputation with respect to investing in similar funds.

- The Board concluded that the fee to be paid by the fund to the Manager was reasonable, in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by the Manager fom its relationship with the fund, and that, the fee to be paid by the Manager is reasonable and appropriate.

The Board members considered these conclusions and determinations, and, without any one factor being dispositive, the Board determined that approval of the fund's Agreements was in the best interests of the fund and its shareholders.

For More Information

Global Alpha Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital Management
Corporation
595 Market Street
Suite 3000
San Francisco, CA 94105

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: AVGAX | Class C: AVGCX | Class I: AVGRX |
| | Class T: AVGTX | | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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